Exhibit 99.1

ReneSola Enters Into Definitive Agreement

for the Disposition of Manufacturing and LED Distribution Businesses and Related Liabilities

SHANGHAI, China, September 25, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient products, today announced that the Company has entered into a share purchase and subscription agreement (the “SPA”) with Mr. Xianshou Li, Chairman and Chief Executive Officer of the Company (the “Buyer”).

Pursuant to the terms of the SPA, (i) the Company will effect an internal restructuring (the “Restructuring”) following which ReneSola Singapore Pte. Ltd. (“SGP”) will hold, among other things, substantially all of the Company’s assets and liabilities related to its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business (the “Acquired Businesses”); and (ii) following such Restructuring, at the closing of the transactions contemplated by the SPA (the “Transactions”), (A) the Company will then transfer 100% of the share capital of SGP to the Buyer (the “SGP Share Transfer”), as a result of which it is expected that bank borrowings in an aggregate amount in excess of RMB3 billion (the “Bank Borrowings”) will no longer be consolidated on the Company’s balance sheet; (B) SGP will cancel approximately $217.3 million of intercompany payables owed by the Company to SGP; and (C) the Company will issue 180 million shares (the “Shares”) of no par value per share of the Company (the “Issued Shares”) to SGP, which Issued Shares, if converted into the Company’s American depositary shares (each representing 10 Shares) (“ADSs”), would represent 18 million ADSs. The Buyer and his spouse have provided personal guarantee for a majority of the Bank Borrowings. Under the SPA, for a period of 10 years following the closing, SGP also agreed to offer the Company a preferential right to acquire any products of SGP (including any polysilicon, solar wafers, solar cells or solar modules) on the same terms as such products are offered to any third party.

As previously announced, after receiving the Buyer’s preliminary non-binding proposal, dated June 13, 2017, to, among other things, acquire the Acquired Businesses and assume related indebtedness (the “Proposal”), the Company’s board of directors (the “Board”) established a special committee (the “Special Committee”) consisting solely of independent directors to consider and evaluate the Proposal and other alternatives available to the Company. Subsequently, the Special Committee retained Roth Capital Partners (“Roth Capital”) as its financial advisor, Kirkland & Ellis as its U.S. legal counsel and Shanghai Junyue Law Firm as its PRC legal counsel. In connection with its evaluation process, the Special Committee, with the assistance of its financial and legal advisors, considered the terms of the Proposal, other key alternatives potentially available to the Company and their respective benefits and risks as compared to the Proposal. The Special Committee also engaged in extensive negotiations with the Buyer regarding the terms of the Proposal and the SPA, with the assistance of its financial and legal advisors.

On September 25, 2017, the Board, acting upon the unanimous recommendation of the Special Committee, unanimously approved the SPA and the Transactions. Prior to the Special Committee’s decision to recommend the proposed SPA and the Transactions to the Board, on September 25, 2017, Roth Capital, at the Special Committee’s request, delivered a written opinion to the Special Committee that, based upon and subject to the procedures, assumptions, qualifications and limitations set forth in such opinion, as of September 25, 2017, the consideration against which the Issued Shares are to be issued is fair, from a financial point of view, to the Company. During the Special Committee’s extensive discussions throughout its evaluation process regarding the merits of the Proposal and other potential alternatives, the Special Committee noted the following as certain key considerations in its decision making process: (i) the Transactions will transform the Company’s business model and help the Company dispose of its asset-heavy and debt-heavy businesses and focus on its asset-light and high-margin project business which is hoped to command a higher valuation multiple in the public market, unlocking value for the Company’s shareholders; (ii) the Company has a significant amount of debt and periodic interest payment obligations, which together pose substantial going-concern risks to the Company, and the Company was searching for a strategic alternative that could alleviate such risks and avoid the significant impairment to shareholder value that could occur if such going-concern risks were to materialize; (iii) as previously announced, the Company has been notified by NYSE Regulation that it was not in compliance with one of the New York Stock Exchange’s (“NYSE”) continued listing standard, and the Company has 90 days from the receipt of the notice to submit a business plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s continued listing standards within 18 months or earlier; (iv) if the Company is delisted from the NYSE, its shareholder value could also be significantly impaired; (v) the Transactions are expected to move Bank Borrowings in excess of RMB3 billion off of the Company’s balance sheet and will reduce the Company’s liability in accounts and other payable by approximately $217.3 million, significantly strengthening the Company’s balance sheet, alleviating the going-concern risks faced by the Company and offering a solid path to regain compliance with the NYSE’s continued listing standards; (vi) in part in support of the Transactions, the Buyer and his spouse have offered personal guarantee for a majority of the Bank Borrowings that are expected to move off of the Company’s balance sheet; (vii) the Transactions will continue to offer the Company a stable source of supply for its remaining project business; and (viii) with a new asset-light business model, a stronger balance sheet and an expected higher valuation multiple, the Company is expected to have stronger capital raising capabilities (which are currently significantly impaired), thereby further enhancing the Company’s growth prospects and shareholder value.

“We believe this is a truly transformative transaction that will offer the Company and its shareholders significant value from a new asset-light business model, a stronger balance sheet and higher valuation multiples,” said Ms. Maggie Ma, Chief Financial Officer of the Company, “in addition, we believe this transaction will help alleviate the Company’s going-concern risks and de-listing risks and enhance the Company’s capital raising capabilities, and we sincerely look forward to this new exciting phase of the Company’s development.”

The Transactions are currently expected to close in the third or fourth quarter of 2017. The Transactions are subject to customary closing conditions, including the completion of the Restructuring.

This announcement is neither a solicitation of a proxy nor an offer to purchase, or a solicitation of an offer to sell, any securities and it is not a substitute for any filings that may be made with the U.S. Securities and Exchange Commission.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and technology provider of energy efficient products. Leveraging its global presence, expansive distribution and sales network, ReneSola is well positioned to develop green energy projects with attractive return and provide its highest quality green energy products around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

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